UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            People's Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00001093362
--------------------------------------------------------------------------------
                                 (CUSIP Number)





  Vincent A. Smyth, 143 Main Street, Huntington, New York 11743 (631) 271-7500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               December 26, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Cover page continued on next page)


                                 - Page 1 of 9 -

                                  SCHEDULE 13D

--------------------------------            ------------------------------------
CUSIP NO.                                              PAGE   2   OF   9   PAGES
                                                            -----    ----
--------------------------------            ------------------------------------

---- ---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Vincent A. Smyth ###-##-####
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

      Personal Funds
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
---- ---------------------------------------------------------------------------
           NUMBER OF                7    SOLE VOTING POWER

            SHARES
                                   ----- ---------------------------------------
         BENEFICIALLY               8    SHARED VOTING POWER

           OWNED BY                      304,515 with Mary E. Smyth
                                   ----- ---------------------------------------
             EACH                   9    SOLE DISPOSITIVE POWER

           REPORTING
                                   ----- ---------------------------------------
            PERSON                 10    SHARED DISPOSITIVE POWER

             WITH                        304,515 with Mary E. Smyth
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         304,515
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         9.5%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                 Natural Persons
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - Page 2 of 9 -

ITEM 1.           SECURITY AND ISSUER.

         This statement relates to the shares ("Shares") of common stock, $.10 par value ("Common Stock"), of People's Bancshares, Inc. ("Issuer"). The principal executive offices of the Issuer are located at 545 Pleasant Street, New Bedford, Massachusetts 02740.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)      Name: Vincent A. Smyth and Mary E. Smyth (the "Reporting
                  Persons").

         (b)      The principal business addresses of the Reporting Persons are:

                  Vincent A. Smyth and Mary E. Smyth - 143 Main Street, Huntington, New York 11743.

         (c)      The present principal businesses of the Reporting Persons are:

                  Vincent A. Smyth and Mary E. Smyth - 143 Main Street, Huntington, New York 11743, attorney and housewife, respectively.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Reporting Persons are citizens of:

                  Vincent A. Smyth and Mary E. Smyth - USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds for this purchase were acquired from the personal funds of Vincent A. Smyth and Mary E. Smyth.

ITEM 4.           PURPOSES OF TRANSACTION.

         The acquisitions of Common Stock to which this statement relates have been made for the purposes of investment. Attached as Exhibit A, letters to Board of Directors of People's Bancshares, Inc. sent by Reporting Persons.


                                 - Page 3 of 9 -

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Vincent A. Smyth and Mary E. Smyth, his wife, are the beneficial owner of 304,515 shares of the Issuer's common stock (Representing 9.5% of the issued and outstanding Common Stock). Of these 304,515 shares, Vincent A. Smyth and Mary E. Smyth have shared voting and dispositive power over the 304,515 shares.

         During the last 60 days the following shares were acquired by the Reporting Persons:

         Vincent A. Smyth and Mary E. Smyth, his wife - 3,000 at $15.25 on October 27, 2000; 1,100 at $14.75 on October 27, 2000; 500 at 14.625 on October
27, 2000; 200 at $14.625 on October 27, 2000; 1,000 at $14.75 on October 27,
2000; 2,000 at $14.75 on October 27, 2000; 200 at $14.75 on October 27, 2000:
2,000 at $15.25 on October 27, 2000; 2,500 at $15.25 on October 27, 2000; 500 at
$15.25 on October 27, 2000; 1,000 at $15.25 on October 27, 2000; 1,000 at $15.25
on October 27, 2000; 1,700 at $14.75 on October 27, 2000; 1,500 at $15.00 on
October 30, 2000; 5,090 at $15.00 on October 30, 2000; 2,000 at $14.75 on
October 30, 2000; 500 at $15.00 on October 30, 2000; 500 at $15.00 on October
30, 2000; and 120,000 at $14.06 on December 26, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There is no contract between the Reporting Persons or any other person with respect to any securities of the Issuer including, but not limited to transfer or voting of any security, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees or profits, division of profit or losses, or the giving or holding of proxies, except as described herein.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         A.       Correspondence from Vincent A. Smyth to People's Bancshares,
                  Inc.

                  CUSIP No. 00001093362

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
       ---------------------



                                       ----------------------------------
                                       Vincent A. Smyth


                                       ----------------------------------
                                       Mary E. Smyth



                                 - Page 4 of 9 -

                                                                       EXHIBIT A


                           [SMYTH & LACK LETTERHEAD]




                                       December 28, 2000

Frederick W. Adami III, Director
Board of Directors
People's Bancshares, Inc.
People's Bank of Brockton
545 Pleasant Street
New Bedford, MA 02740

Dear Mr. Adami:

         Please be advised that as of December 26, 2000 my wife and I own 304,515 shares (approximately 9.5%) of People's Bancshares. On December 28th we filed the required 13D with the Securities and Exchange Commission (copy of filing enclosed).

         We are again writing to you in your fiduciary capacity as a member of the Board. It was with alarm and concern that we (along with most other stockholders) learned of the restrictions placed on you by the Bank regulators. It was more distressing since we pointed these problems out to Mr. Adami, Mr. Straczynski and Mr. Blair at a meeting we had with them in September 1999. They dismissed our concerns out of hand and continued to follow the defective business plan that has resulted in this mess. Since Mr. Blair has since resigned from the Bank there is no necessity to take any corrective steps against him. However, we feel that you as a Board should immediately ask for the resignations of Mr. Adami and Mr. Straczynski. To use an old cliche "This debacle happened on their watch and they must be held accountable".

         In the case of Mr. Adami, he is also in a conflict of interest, he sits on the Board and votes on loan applications knowing full well that his private law firm will earn legal fees closing these loans. This situation must be corrected.


                                       Very truly yours,

                                       /s/ Vincent A. Smyth

                                       Vincent A. Smyth


cc:      James K. Hunt


                                 - Page 5 of 9 -

                           [SMYTH & LACK LETTERHEAD]




                                       November 13, 2000

James K. Hunt
Executive Vice President
People's Bancshares Inc.
545 Pleasant Street
New Bedford, Massachusetts 02740

Dear Mr. Hunt:

         It was with interest that I read the press release of your appointment at People's Bancshares and I wish you success in your new position. As I'm sure you are aware my wife and I jointly own 184,715 shares of the company. In the past several weeks we have attempted to communicate our concerns about the company to each individual Member of the Board. To date we have not received an acknowledgment from any member of our letters. For your benefit I am enclosing copies of said letters. Briefly I will now outline our concerns on how the company is being managed.

Need to Appoint an Investment Banker: As I have stated in my previous letters, there is a critical need to appoint an independent investment banker to aggressively pursue the sale of the company. In my opinion the mismanagement of the company in the past year has destroyed shareholder value and the longer this situation continues, the worse it will get.

Conflict of Interest and Self Dealing of Individual Board Members: Certain individual Board Members have a conflict of interest and/or self dealing. The chairman of the board while owing a minuscule amount of stock is a partner in the law firm that is closing loans and doing other legal work for the bank. This is a conflict of interest. In addition, certain members of the Board, officers and their associates have outstanding loans from the bank. This is self dealing and not in the best interest of the stockholders.

Self Perpetuating and Entrenched Board Members: The current Board Members are entrenched and with the exception of Mr. Cavallo have little financial commitment to the company. As a result, they have no understanding of their individual fiduciary responsibility to the stockholders and feel their sole responsibility is to deposit their directors fees in a timely fashion.


                                 - Page 6 of 9 -

The Board Members Are Not Responsible to the Stockholders: As I have stated previously, I have recently written two letters to each Board Member without getting the courtesy of a reply. I'm beginning to think that they are hoping I will give up and go away. This will not happen. It is my intention to propose a dissident slate for the three board seats at the next annual meeting. It is also my intention to hold a referendum on the mismanagement of the company with the stockholders. Judging from the unsolicited response I have received from some stockholders I am confident that we will prevail at the next annual meeting.

         In conclusion Mr. Hunt, I noted your experience in banking in the press release. I am hopeful that you can bring that experience to bear on the board and that you can provide some guidance and leadership that the board so sorely needs.


                                       Very truly yours,

                                       /s/ Vincent A. Smyth

                                       Vincent A. Smyth



cc:      Frederick W. Adami, III
         B. Benjamin Cavallo
         John R. Eaton
         Terence A. Gomes
         Dr. Loring C. Johnson
         Richard D. Matthews
         Scott W. Ramsay
         David H. Scudder
         Stanley D. Siskind
         Richard S. Staczynski


                                 - Page 7 of 9 -

                            [SMYTH & LACK LETTERHEAD]




                                       October 27, 2000

Frederick W. Adami III, Director
Board of Directors
People's Bancshares, Inc.
People's Bank of Brockton
545 Pleasant Street
New Bedford, MA 02740

Dear Mr. Adami:

         It was with dismay that I reviewed the very disappointing earnings report that was issued yesterday. I take no enjoyment in seeing our dire prediction come to fruition. By your acts (or should I say failure to act) you are destroying shareholder value for which you will be held accountable by the stockholders.

         The engagement of an independent investment bank is no longer an option but is an imperative act by you. The longer you delay the more damage to shareholder value you will do.

         In conclusion I respectfully remind you of your personal fiduciary responsibility to the stockholders. The longer you delay and fail to act the greater is your abandonment of your responsibility.


                                       Very truly yours,

                                       /s/ Vincent A. Smyth

                                       Vincent A. Smyth


                                 - Page 8 of 9 -

                            [SMYTH & LACK LETTERHEAD]




                                       October 5, 2000

Frederick W. Adami III, Director
Board of Directors
People's Bancshares, Inc.
People's Bank of Brockton
545 Pleasant Street
New Bedford, MA 02740

Dear Mr. Adami:

         Please be advised that as of September 28, 2000, my wife and I are the beneficial owners (jointly) of 162,200 shares (5.02%) of People's Bank of Brockton. On October 4, 2000 we filed the required 13D with the Securities and Exchange Commission. Enclosed is a copy of the filing.

         We are writing to you in your fiduciary capacity as a member of the Board of Directors of said Bank. In our filing we stated that we were going to discuss with the Board the need to retain an independent investment banker to explore all ways to maximize stock holder value including but not limited to the sale of the company.

         We believe that this action is necessary because the Board for the past several years has followed a defective business plan to the detriment of the stockholders. It is now time for the Board to take remedial action and to live up to its fiduciary responsibilities.


                                       Very truly yours,

                                       /s/ Vincent A. Smyth

                                       Vincent A. Smyth


                                 - Page 9 of 9 -